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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of March, 2004


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X   Form 40-F
                                   -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

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Attached hereto and incorporated by reference herein are:

(i) a press release dated March 3, 2004, announcing the financial results of Tefron Ltd. for the fourth quarter of 2003 and the full year 2003;

(ii) an Immediate Report Concerning a Transaction with a Controlling Shareholder, filed by Macpell Industries Ltd., an Israeli company which owns approximately 35% of the outstanding ordinary shares of Tefron, with the Israeli Securities Authority, the Tel Aviv Stock Exchange and the Israeli Companies Registrar with respect to a transaction with a limited partnership controlled by FIMI Investments Fund. Macpell is required to make such filings by the Israeli Securities Regulations (Immediate and Periodic Reports), 1970; and

(iii) a letter from Gil Rozen, CFO of the Company, to Ms. Stephanie Hunsaker, Staff Accountant of the SEC, and Mr. Craig Olinger, Deputy Chief Accountant of the SEC, with respect to the compliance with SEC requirements for audit reports and the correction of (A) an audit report with respect to Alba Health LLC which was inadvertently not filed with the Company's Annual Report on 20-F for the year ended December 31, 2002 and (B) the audit report of Kost Forer & Gabbay, a member of Ernst & Young Global, filed with such Annual Report which inadvertently referred to a qualified opinion of other auditors for the two years ended December 31, 2001 and 2000.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TEFRON LTD.
                                          (Registrant)


                                          By: /s/ Gil Rozen
                                             -----------------------------------
                                              Name: Gil Rozen
                                              Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                             -----------------------------------
                                              Name: Hanoch Zlotnik
                                              Title: Finance Manager


Date: March 8, 2004


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